The Board of Directors of the Corporation adopted and approved the following resolution amending Article Fourth of the Certificate of Incorporation:

     "NOW, THEREFORE, BE IT RESOLVED, that Article Fourth of the Certificate of Incorporation is hereby amended by deleting the first paragraph of Article Fourth in its entirety and replacing it with the following:

     'The total number of shares of the stock which the Corporation shall have authority to issue is Eleven Million(11,000,000), consisting of Ten Million (10,000,000) shares of common stock, $.05 par value per share (the Common Stock), and One Million (1,000,000) shares of preferred stock, $.05 par value per share (the Preferred Stock). Upon November 18, 1992, each five outstanding shares of Common Stock are combined, reconstituted and converted into one share of Common Stock.'"